Arrowhead Subsidiaries

Subsidiary	Jurisdiction
Arrowhead Madison Inc.	Delaware
Arrowhead Australia Pty Ltd	Australia
Arrowhead Pharmaceuticals NZ Limited	New Zealand
Arrowhead Pharmaceuticals Ireland Limited	Ireland – EU
Visirna Therapeutics, Inc.	Cayman Islands